UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 6

STARZ ACQUISITION LLC

(Name of the Issuer)

Starz Acquisition LLC

Lions Gate Entertainment Corp.

Dr. John C. Malone

(Name of Person(s) Filing Statement)

Series A Common Stock, par value $0.01 per share and

Series B Common Stock, par value $0.01 per share

(Title of Class of Securities)

Series A common stock: 85571Q102

Series B common stock: 85571Q201

(CUSIP Number of Class of Securities)

David I. Weil, Esq. Chief Legal Officer Starz Acquisition LLC 9242 Beverly Blvd., Suite 200 Beverly Hills, California 90210 (720) 852-7700	Wayne Levin General Counsel and Chief Strategic Officer Lions Gate Entertainment Corp. 2700 Colorado Avenue Santa Monica, California 90404 (310) 449-9200	Dr. John C. Malone c/o Liberty Media Corporation 12300 Liberty Boulevard Englewood, Colorado 80112 (720) 875-5400

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Renee Wilm, Esq. Jonathan Gordon, Esq. Courtney York, Esq.	David E. Shapiro, Esq. Gordon S. Moodie, Esq. Wachtell, Lipton, Rosen & Katz	Steven D. Miller Sherman & Howard L.L.C. 633 Seventeenth Street, Suite 3000
Baker Botts L.L.P.	51 West 52nd Street	Denver, Colorado 80202
30 Rockefeller Plaza	New York, New York 10019	(303) 297-2900
New York, New York 10112 (212) 408-2500	(212) 403-1000

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A (17 CFR 240.14a-1 to 240.14b-2], Regulation 14C [17 CFR 240.14c-1 to 240.14c-101] or Rule 13e-3(c) [§240.13e-3(c)] under the Securities Exchange Act of 1934.

☒	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:     ☒

INTRODUCTION

This Amendment No. 6 (the “Final Amendment”) to this Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (as amended, this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) by (a) Starz Acquisition LLC, a Delaware limited liability company (formerly Starz, a Delaware corporation and the issuer of the Starz common stock that is the subject of the Rule 13e-3 transaction); (b) Lions Gate Entertainment Corp., a corporation organized and existing under the corporate laws of British Columbia (“Lions Gate”); and (c) Dr. John C. Malone (collectively, the “Filing Persons”).

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement.

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Item 15.        Additional Information (Regulation M-A Item 1011)

(c)           Other Material Information.

The information set forth in response to Item 1011(c) of Regulation M-A is hereby amended and supplemented as follows:

On December 7, 2016, at a special meeting of Starz’s stockholders, Starz’s stockholders voted to adopt the Agreement and Plan of Merger, dated as of June 30, 2016, by and among Lions Gate, Starz and Orion Arm Acquisition Inc., a Delaware corporation and a wholly owned subsidiary of Lions Gate (“Merger Sub”) (as amended, the “Merger Agreement”).

On December 7, 2016, at a special meeting of Lions Gate’s stockholders, Lions Gate’s stockholders voted, among other things, (a) to approve a series of four proposals to implement a reorganization of its outstanding share capital (the “reclassification”), pursuant to which each existing Lions Gate common share, without par value (the “Lions Gate common shares”), was converted into 0.5 shares of newly issued Class A voting shares, without par value, of Lions Gate (the “Lions Gate voting shares”) and 0.5 shares of newly issued Class B non-voting shares, without par value, of Lions Gate (the “Lions Gate non-voting shares”), subject to the terms and conditions of the Merger Agreement, and (b) to approve the issuance of Lions Gate non-voting shares and Lions Gate voting shares to holders of Starz Series A common stock, par value $0.01 per share (the “Starz Series A common stock”), and Starz Series B common stock, par value $0.01 per share (the “Starz Series B common stock” and together with the Starz Series A common stock, the “Starz common stock”), in connection with the Merger Agreement.

On December 8, 2016, Starz filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which Merger Sub was merged with and into Starz, with Starz continuing as the surviving corporation (the “Merger”). As a result of the Merger, Starz became an indirect wholly owned subsidiary of Lions Gate. At the effective time of the merger (the “Effective Time”), (a) each share of Starz Series A common stock was converted into the right to receive $18.00 in cash and 0.6784 Lions Gate non-voting shares and (b) each share of Starz Series B common stock was converted into the right to receive $7.26 in cash, 0.6321 Lions Gate non-voting shares and 0.6321 Lions Gate voting shares, in each case, other than as provided below and any shares of Starz common stock owned by stockholders who neither voted in favor of the Merger nor consented thereto in writing and who demanded properly in writing appraisal for such shares in accordance with Section 262 of the General Corporation Law of the State of Delaware, and subject to the terms and conditions of the Merger Agreement. Each share of Starz common stock held by Starz as treasury stock or owned by Merger Sub or its direct parent immediately prior to the Effective Time was cancelled without the right to receive any payment with respect thereto. Holders of approximately 25 million shares of Starz Series A common stock have made demands for appraisal.

After consummation of the Merger, on December 8, 2016, Starz converted from a Delaware corporation into a Delaware limited liability company and changed its name to Starz Acquisition LLC.

As a result of the Merger, Starz common stock has ceased to trade on the NASDAQ and became eligible for delisting from the NASDAQ and termination of registration under the Exchange Act. Starz requested that NASDAQ file with the SEC a notification of removal from listing on Form 25 with respect to the delisting of the Starz common stock from the NASDAQ. Starz intends to file with the SEC a certification on Form 15 to terminate or suspend its reporting obligations under Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, as promptly as practicable.

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Item 16.       Exhibits (Regulation M-A Item 1016)

Item 16 is hereby amended and supplemented by the addition of the following exhibits thereto:

(a)(24)    Transcript of Conference Call, held on November 3, 2016 (incorporated herein by reference to Lions Gate’s filing on November 7, 2016 with the SEC pursuant to Rule 425 of the Securities Act of 1933)

(a)(25)    Presentation given by Lions Gate Entertainment Corp. to Institutional Shareholder Services Inc., dated as of November 16, 2016 (incorporated herein by reference to Lions Gate’s filing on November 16, 2016 with the SEC pursuant to Rule 425 of the Securities Act of 1933)

(b)(3)    Supplemental Indenture, dated as of December 8, 2016, among Lions Gate Entertainment Corp., the guarantors party thereto, and Deutsche Bank Trust Company Americas, as trustee (incorporated herein by reference to Exhibit 4.1 of Lions Gate’s Current Report filed on Form 8-K with the SEC on December 8, 2016)

(b)(4)    Supplemental Indenture, dated as of December 8, 2016, among Lions Gate Entertainment Corp., Lions Gate Entertainment, Inc., and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated herein by reference to Exhibit 4.2 of Lions Gate’s Current Report filed on Form 8-K with the SEC on December 8, 2016)

(b)(5)    Supplemental Indenture, dated as of December 8, 2016, among Lions Gate Entertainment Corp., Lions Gate Entertainment, Inc., and U.S. Bank National Association, as trustee (incorporated herein by reference to Exhibit 4.3 of Lions Gate’s Current Report filed on Form 8-K with the SEC on December 8, 2016)

(b)(6)    Credit and Guarantee Agreement, dated as of December 8, 2016, among Lions Gate, as borrower, the guarantors party thereto, the lenders referred to therein, and JPMorgan Chase Bank, N.A., as Administrative Agent (incorporated herein by reference to Exhibit 10.1 of Lions Gate’s Current Report filed on Form 8-K with the SEC on December 8, 2016)

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SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of December 8, 2016

STARZ ACQUISITION LLC

By:	/s/ David I. Weil
Name: David I. Weil
Title: Chief Legal Officer

LIONS GATE ENTERTAINMENT CORP.

By:	/s/ Wayne Levin
Name: Wayne Levin
Title: General Counsel and Chief Strategic Officer

DR. JOHN C. MALONE

By:	/s/ Dr. John C. Malone
	Name:	Dr. John C. Malone